UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

EXPRESSJET HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

30218U306

(CUSIP Number)

October 16, 2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[  ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following page(s)

Page 1 of 9 Pages

Exhibit Index: Page 8

CUSIP No. 30218U306	Page 2 of 9 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

STELLIAM INVESTMENT MANAGEMENT LP

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

DELAWARE

	5	Sole Voting Power
Number of Shares		1,188,462
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 1,188,462
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

                                                1,188,462

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

5.48%

12	Type of Reporting Person (See Instructions)
PN; IA

CUSIP No. 30218U306	Page 3 of 9 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

ROSS MARGOLIES

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		1,188,462
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 1,188,462
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

                                                 1,188,462

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

5.48%

12	Type of Reporting Person (See Instructions)
IN; IA

CUSIP No. 30218U306	Page 4 of 9 Pages

Item 1(a)	Name of Issuer:

ExpressJet Holdings, Inc. (the “Issuer”).

Item 1(b)	Address of the Issuer's Principal Executive Offices:

700 North Sam Houston Parkway West, Suite 200
                                Houston, Texas  77067

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

                                (i)            Stelliam Investment Management LP (“Stelliam Investment Management”); and

                                (ii)           Ross Margolies (“Mr. Margolies”).

This statement relates to Shares (as defined herein) held for the account of Stelliam Master Fund, L.P., a Cayman Islands limited partnership (the “Fund”). Stelliam Investment Management serves as investment manager of the Fund and Mr. Margolies is the managing member of Stelliam Investment Management’s general partner. Each of Stelliam Investment Management and Mr. Margolies, in the capacities set forth above, may be deemed to be the beneficial owner of Shares held for the account of the Fund.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address and principal business office of each of the Reporting Persons is 31 West 52 Street, 16th Floor, New York, New York 10019.

CUSIP No. 30218U306	Page 5 of 9 Pages

Item 2(c)	Citizenship:

                         (i)            Stelliam Investment Management is a Delaware limited partnership; and

                                (ii)         Mr. Margolies is a United States citizen.
Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”).

Item 2(e)	CUSIP Number:

30218U306

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,188,462 Shares. This number consists of (i) 1,175,000 Shares held directly by the Fund and (ii) 13,462 Shares issuable upon the conversion of the 4.25% convertible notes due 2023 (the “Convertible Notes”) held by the Fund.

Item 4(b)	Percent of Class:

As of the date hereof, assuming full conversion of the Convertible Notes, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 5.48% of the total number of Shares outstanding (based upon information provided by the Issuer on Form 8-K dated October 1, 2008, there were 21,691,018 Shares outstanding as of October 2, 2008).

Item 4(c)	Number of shares as to which the person has:

Stelliam Investment Management

(i)	Sole power to vote or to direct the vote:	1,188,462
(ii)	Shared power to vote or to direct the vote:	0
    (iii)         Sole power to dispose or to direct the disposition of:                                                                   1,188,462
(iv)	Shared power to dispose or to direct the disposition of:	0
Mr. Margolies
(i)	Sole power to vote or to direct the vote:	1,188,462
(ii)	Shared power to vote or to direct the vote:	0

CUSIP No. 30218U306	Page 6 of 9 Pages

(iii)	Sole power to dispose or to direct the disposition of:	1,188,462
(iv)	Shared power to dispose or to direct the disposition of:	0
Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

                                The partners of the Fund that participate in the investment in the Issuer have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Fund pro rata in accordance with their relative ownership interests in the Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 30218U306	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 27, 2008	STELLIAM INVESTMENT MANAGEMENT LP

By:	/s/ Gregg Kudisch
Gregg Kudisch
Chief Financial Officer

Date: October 27, 2008	ROSS MARGOLIES

                                                /s/ Ross Margolies

CUSIP No. 30218U306	Page 8 of 9 Pages

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated as of October 27, 2008, between Stelliam Investment Management LP and Ross Margolies	9

CUSIP No. 30218U306	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.01 per share, of ExpressJet Holdings, Inc., dated as of October 27, 2008, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: October 27, 2008	STELLIAM INVESTMENT MANAGEMENT LP

By:	/s/ Gregg Kudisch
Gregg Kudisch
Chief Financial Officer

Date: October 27, 2008	ROSS MARGOLIES

/s/ Ross Margolies